Michael S. Geltzeiler
Group Executive VP & Chief Financial Officer

11 Wall St | 6th Floor
New York, New York 10005
t 212.656-5588 | f 212.656-2078
mgeltzeiler@nyx.com

June 10, 2009

Mr. Kevin Woody
Branch Chief
Ms. Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Commission File No. 001-33392

Dear Mr. Woody and Ms. Monick:

Thank you for your comment letter dated May 28, 2009 regarding the Annual Report on Form 10-K (“2008 10-K”) for the year ended December 31, 2008 of NYSE Euronext (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2009.  Our response to your comment follows.

Comment – Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies – Revenue Recognition, 2008 10-K page 89

We note your response to our prior comment five. It appears that you have a collaborative arrangement with other parties. To the extent there is not a separate legal entity for this collaborative arrangement, please tell us how you have complied with EITF 07-1. To the extent there is a separate legal entity, please tell us how you have accounted for this collaborative arrangement, and reference the authoritative accounting literature relied upon.

Response to Comment

NYSE Euronext respectfully submits that there is not a collaborative arrangement with other parties, as contemplated by EITF 07-1, “Accounting for Collaborative Arrangements”.  Paragraph 5 of EITF 07-1 defines a collaborative arrangement as a “contractual arrangement that involves a joint operating activity.  These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity.”

Pursuant to Section 11A of the Securities Exchange Act of 1934 and Rules 11Aa3-1 and 11Ac1-1 promulgated thereunder, U.S. registered exchanges – including three owned by

Amsterdam  |  Brussels  |  Chicago  |  Lisbon  |  London  |  New York  |  Paris  | San Francisco

Division of Corporation Finance
Securities and Exchange Commission	2	June 10, 2009

NYSE Euronext – act jointly to disseminate to the public on a real-time basis all consolidated trade and quotation information for U.S.-listed securities.  The exchanges are required by Rule 603(b) of Regulation NMS to participate in the Consolidated Tape Association, an unincorporated group which was created at the request of the SEC and which operates pursuant to plans filed with and approved by the SEC in accordance with Section 11A of the Exchange Act (the “Plans”).  The mandate of the Plans, as established by the SEC, is to provide fair and reasonable access to market data.  As such, the Plans’ purpose is not to maximize profits; instead it is to facilitate and support the national market system through the administration and dissemination of consolidated trade information.

The related revenues are distributed to participating markets on the basis of a formula set by the SEC under Regulation NMS.  Under the Plans, NYSE and NYSE Amex have been appointed “plan administrators” of Tape A and B, respectively. Similarly, Nasdaq administers Tape C on behalf of the industry. Plan administration expenses are reimbursed in accordance with the terms of the Plans.  In our view, the Plans have little commercial purpose.  Indeed, the commercial success of participants in the Plans is achieved outside of the Plans through competition with each other for market share in trading volumes.  While the SEC-mandated formula for revenue distribution among Plan participants is tied to market share, the Plans themselves do not expose participants to significant risks and rewards dependent on market data dissemination.  The real risk and reward comes from the independent activity of each exchange in competing for market share, which is predicated on the quality of the markets’ respective quoting and order execution services. Plan participants also compete with the Plans by providing their own proprietary products and services.

Considering the absence of contractual arrangement and the lack of exposure to risks and rewards dependent on the commercial success of the underlying activity, we do not believe that the administration of the Plans meets the definition of a collaborative arrangement as defined by EITF 07-1.

As such and as outlined in our response to your prior comment letter, we rely on the provisions of EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” to account for our market data revenues on a net basis.

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The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Securities and Exchange Commission	3	June 10, 2009

Please contact the undersigned or Janet M. Kissane, Senior Vice President – Legal & Corporate Secretary, at (212) 656-2039, if you have any questions with respect to the foregoing or if we may otherwise be of assistance.
Very truly yours, /s/ Michael S. Geltzeiler Michael S. Geltzeiler Group Executive Vice President and Chief Financial Officer NYSE Euronext